U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-24768

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS

VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

RAMP CORPORATION.

Full Name of Registrant

MEDIX RESOURCES, INC.

Former Name if Applicable

33 Maiden Lane

Address of Principal Executive Office (Street and Number)

New York, New York 10038

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	| | | | | | | | | | | | | |	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

On November 17, 2003, we appointed Mitchell M. Cohen as our new chief financial officer. In late February 2004, we relocated our executive offices from 420 Lexington Avenue to 33 Maiden Lane in New York City. As a result of the move of our executive offices and the change in our chief financial officer, and the number and complexity of certain financing and other transactions entered into by the Company during the fourth quarter of 2003, the Company's Annual Report on Form 10-K could not be timely completed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mitchell M. Cohen, Executive Vice President and Principal Financial Officer
Name and Title

212-440-1550
(Area Code) Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2003, the Company will report a net loss of approximately $29,000,000, an increase of approximately $20,000,000 from the loss incurred in the prior year of $9,000,000. The basic and diluted loss per share for the year ended December 31, 2003 will be approximately $.20 as compared with $.14 for the year ended December 31, 2002.

The increased loss of approximately $20,000,000 is due to approximately $9,000,000 of increased financing costs and $2,000,000 of deemed dividends associated with the various capital-raising activities of the Company during 2003, and increased operating expenses of approximately $9,000,000, primarily due to the certain issuances and modifications of non cash stock-based compensation to former and current management and board members, and costs associated with the general expansion of its work force and incurred in connection with the launching of its new HealthRamp technology products, its LifeRamp business and its acquisitions of ePhysicians and Frontline Communications during 2003.

For the quarter ended December 31, 2003, the Company will report a net loss of approximately $19,000,000 an increase of approximately $14,700,000 from the loss incurred in the prior quarter of approximately $4,300,000. The increased loss of approximately $14,700,000 is due to $9,500,000 of increased financing costs and $2,000,000 of deemed dividends associated with various capital-raising activities, including offerings and beneficial conversions of securities that took place during the fourth quarter of 2003, and $5,200,000 of increased operating expenses attributable to issuances and modifications of noncash stock-based compensation, and the general expansion of the Company's work force and businesses, occurring during the fourth quarter.

RAMP CORPORATION.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2004

By:
Mitchell M. Cohen
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.